Exhibit 99.1

Aurora Receives Expanded Cultivation and Unique Research Licenses for German Facility

NASDAQ | TSX: ACB

Company's Long-Standing Investment in the Region Continues with Enhanced Local Production and Domestic Cultivar Research

EDMONTON, AB, July 25, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canadian-based global medical cannabis company, has been granted two licenses by the Federal Institute for Drugs and Medical Devices (BfArM) under Germany's new Medical Cannabis Act (MedCanG). Aurora's license grants the company continued domestic cultivation, which has been underway for two years now. Under the new license, Aurora may also cultivate an approved additional product, and plans to expand their offerings to the rapidly growing German patient base. Aurora will also receive a dedicated R&D license, allowing for the trial of up to seven additional novel cultivars at the company's local EU GMP facility in Leuna, Germany.

"We thank the German government for its continued investment in the growth of medical cannabis, made possible by decriminalization, which will improve access to medical cannabis for patients all across Germany," says Michael Simon, President, Aurora Europe. "Being one of the few companies to receive enhanced licenses is a testament to Aurora's established leadership in the region and unparalleled commitment to making available the highest quality cannabis. We now have the framework to extend our portfolio, invest in domestic research and leverage Aurora's global cultivation expertise locally."

Aurora is committed to the growth, acceptance and broader access to medical cannabis globally. The company's leadership in Europe is a result of ongoing collaboration with government, regulators and industry. Since 2021, Aurora's medical cannabis production facility, located in Leuna, Saxony-Anhalt, has been cultivating approximately 1,000 kg (about 2204 lb) of medical cannabis flower annually as part of a tender agreement with BfArM. The company has demonstrated a commitment to superior quality and product efficacy that has led to the granting of additional licenses. These additional licenses are a result of the company's continued focus on quality and compliance.

The company supports Germany's investment in meaningful regulatory reform, and anticipates it will have broader effect on the expanding acceptance of medical cannabis and future modern frameworks across Europe. Aurora's domestic and global expertise in developing novel, high quality and innovative products, positions the company as a differentiated leader, poised to fulfill growing patient demand.

About Aurora Cannabis
Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia, and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult- use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the Company's commercialization partnership with Cogent, which include, but are not limited to, those statements under the heading "Select Partnership Details", statements related to the launch of Cogent's newly-developed CBD lozenge on Aurora's Canadian medical cannabis patient platform, the Company's ability to leverage its industry-leading patient platform to support advancements in medical cannabis and to provide its patients with access to a new, innovative product, the ability for Vectura Fertin to study the efficacy and other patient responses to the product while building real-world patient data for future analysis, and increased interest in the possibilities of medical cannabis.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 25-JUL-24